SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2) *

                                FMC GOLD COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   302494-10-9
                      (CUSIP Number of Class of Securities)


        Gerald J. Schissler                     L. David Hanower
     Executive Vice President,                   Senior Vice President
    Law and Corporate Affairs                   Glacier Park Company
      Burlington Resources Inc.             5051 Westheimer, Suite 1400
   5051 Westheimer, Suite 1400                 Houston, Texas  77056
     Houston, Texas  77056                        (713) 624-9000
        (713) 624-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                                Page 1 of 5 Pages

CUSIP No.:        302494-10-9                                 Page 2 of 5 Pages

1   Name of Reporting Persons,  S.S. or I.R.S. Identification Nos. of Above
    Persons

             BURLINGTON RESOURCES INC.                   91-1413284

2   Check the Appropriate Box if a Member of a Group   (a)   [   ]  (b)   [   ]

3   SEC Use Only

4   Source of Funds (See Instructions)

             Not applicable

5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)     [   ]

6   Citizenship or Place of Organization

             Delaware

7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

             0

8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

             4,500,000

9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

             0

10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

             4,500,000

11  Aggregate Amount Beneficially Owned by Each Reporting Person

             4,500,000 shares

12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)      [   ]

13  Percent of Class Represented by Amount in Row (11)

             6.12%

14  Type of Reporting Person (See Instructions)

             CO

CUSIP No.:        302494-10-9                                 Page 3 of 5 Pages

1   Name of Reporting Persons,  S.S. or I.R.S. Identification Nos. of Above
    Persons

             GLACIER PARK COMPANY                                 41-1233483

2   Check the Appropriate Box if a Member of a Group  (a)   [   ]   (b)   [   ]

3   SEC Use Only

4   Source of Funds (See Instructions)

             Not applicable

5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)     [   ]

6   Citizenship or Place of Organization

             Delaware

7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

             0

8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

             4,500,000

9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

             0

10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

             4,500,000

11  Aggregate Amount Beneficially Owned by Each Reporting Person

             4,500,000 shares

12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)      [   ]

13  Percent of Class Represented by Amount in Row (11)

             6.12%

14  Type of Reporting Person (See Instructions)

             CO

                         AMENDMENT NO. 2 TO SCHEDULE 13D

INTRODUCTION

     This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated May 24, 1990, filed by Burlington Resources Inc., a Delaware corporation ("BR"), and Meridian Minerals Company, which was a Montana corporation ("Meridian Minerals") and a wholly owned subsidiary of BR, as amended by Amendment No. 1, dated April 15, 1996, filed by BR and Glacier Park Company, a Delaware corporation ("Glacier Park") and a wholly owned subsidiary of BR, as successor by merger to Meridian Minerals.


Item 1.           Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of FMC Gold Company. The name of the issuer is FMC Gold Company, a Delaware corporation ("FMC Gold"). The address of its principal executive office is 5011 Meadowood Way, Reno, Nevada 89502.


Item 4.           Purpose of Transaction.

     (a) Glacier Park Company may sell all or a portion of the 4,500,000 shares of Common Stock it owns from time to time as market conditions permit.

 Item 5.          Interest in Securities of the Issuer.

     (a) Following the sale on July 3, 1996, Glacier Park held 4,500,000 shares of Common Stock or 6.12% of the outstanding Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  July 3, 1996


                                   BURLINGTON RESOURCES INC.


                                   /s/ Gerald J. Schissler
                                   ---------------------------------------
                                   Gerald J. Schissler
                                   Executive Vice President, Law and
                                       Corporate Affairs



                                   GLACIER PARK COMPANY


                                   /s/ L. David Hanower
                                   ---------------------------------------
                                   L. David Hanower
                                   Senior Vice President